Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.407.4990 akane@loeb.com

Via Edgar

September 24, 2024

Todd Schiffman and James Lopez
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health In Tech, Inc.
Form S-1 filed August 30, 2024
File No. 333-281853

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Health In Tech, Inc. (the “Company” or “HIT”), we hereby provide a response to the comments issued in a letter dated September 20, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Form S-1 filed August 30, 2024

Plan of Distribution, page A-5

1.	We note from the disclosure on A-6 that the Selling Shareholder will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. Advise us whether and how you seek to ensure that the selling shareholder will conduct the distribution in accordance with Regulation M.

Response: The Company has provided the Selling Shareholder with a copy of Regulation M to help ensure that the Selling Shareholder will conduct any distribution in accordance with Regulation M. Furthermore, the Company refers to the Staff’s Frequently Asked Questions About Regulation M, which notes that Rule 102 of Regulation M does not apply from the time the shares are registered on the shelf until they are all sold, and “each takedown off the shelf must be analyzed to determine whether it constitutes a distribution” for purposes of Rule 102. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any factors or circumstances that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of the Selling Shareholder have taken or would take place if the Registration Statement is declared effective. The Company is also not aware of any agreements or understandings with any person with respect to the distribution of the Selling Shareholder’s shares upon effectiveness of the Registration Statement. Without any special selling efforts or selling methods, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M.

Exhibit 10.7, page II-3

2.	The exhibit index indicates that Exhibit 10.7 is a Form of Subscription Agreement. The exhibit you filed is a Share Purchase Agreement. Please clarify which exhibit is correct. In regard to the Share Purchase Agreement, please clarify whether the disclosure in the third paragraph on page 94 is complete in light of the fact that Roscommon appears to also be a shareholder. In addition, based on Note 8 to the Consolidated Financial Statements, the Series A Preferred Stock has since been converted to Class A Common Stock. Tell us how many shares of Common Stock are owned by Roscommon and who were the other holder(s) of the Series A.

Response: The Share Purchase Agreement (the “Agreement”) previously filed as Exhibit 10.7 has been removed from the exhibit index. The Company does not consider the Agreement to be material, because all of the shares of Series A preferred stock have been converted into shares of Class A common stock (as disclosed in the Registration Statement), there are no material ongoing obligations of the Company pursuant to the Agreement, and no investor party to the Agreement is a related party to the Company. Furthermore, Roscommon Insurance Company (“Roscommon”) was not a party to the Agreement as an investor or an existing shareholder of the Company. Roscommon was only party to the Agreement because at the time the Agreement was executed, Roscommon was an entity wholly owned by the Company’s founder and chief executive officer, Tim Johnson. Investors sought to include additional entities owned by Mr. Johnson as additional parties to the Agreement due to the limited operating history of the Company at the time of the execution of the Agreement. No shares issued and sold pursuant to the Agreement were issued and sold to Roscommon. As disclosed in the Registration Statement, Roscommon and Roscommon Captive Management LLC, were sold to an unrelated party at the end of May 2023. Subsequent to this date, the Company has had no significant involvement in the operations of Roscommon, which is now controlled by an independent third-party.

Please call me at 212 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner